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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. __)*

                             SOUTHSIDE BANCSHARES CORP.
                   ---------------------------------------------
                                (Name of Issuer)

                        Common Stock, $1.00 Par Value
                   ---------------------------------------------
                         (Title of Class of Securities)

                                  844 700-10-4
                   ---------------------------------------------
                                 (CUSIP Number)

                                Angela F. Braly
                         500 North Broadway, Suite 2000
                   St. Louis, Missouri  63102 (314) 444-7600
            ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  April 24, 1997
                      ------------------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.     844 700-10-4
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       1)     Name of Reporting Person (S.S. or I.R.S. Identification No. of
              Above Person):
                     Thomas M. Teschner
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       2)     Check the Appropriate Box if a Member of a Group (See
              Instructions).
                     (a)     ( )
                     (b)     (X)
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       3)     SEC Use Only
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       4)     Source of Funds:  Not Applicable
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       5)     Check Box If Disclosure of Legal Proceedings is Required Pursuant
              to Items (2d) or 2(e).
              (  )
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       6)     Citizenship or Place of Organization:
              United States
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       Number of Shares Beneficially Owned by Each Reporting Person With:
              7)     Sole Voting Power: 30,755
              8)     Shared Voting Power: 513,571
              9)     Sole Dispositive Power: 30,755
              10)    Shared Dispositive Power: 513,571
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       11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
                            544,326 (See Item 5 below)
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       12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions):
              (  )
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       13)    Percent of Class Represented by Amount in Row 11: 19.1%  (See Item
              5 below).
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       14)    Type of Reporting Person (See Instructions):  IN
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CUSIP No.     844 700-10-4
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       1)     Name of Reporting Person (S.S. or I.R.S. Identification No. of
              Above Person):
                     Howard F. Etling
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       2)     Check the Appropriate Box if a Member of a Group (See
              Instructions).
                     (a)     ( )
                     (b)     (X)
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       3)     SEC Use Only
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       4)     Source of Funds:  Not Applicable
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       5)     Check Box If Disclosure of Legal Proceedings is Required Pursuant
              to Items (2d) or 2(e).
              (  )
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       6)     Citizenship or Place of Organization:
              United States
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       Number of Shares Beneficially Owned by Each Reporting Person With:
              7)     Sole Voting Power: 33,330
              8)     Shared Voting Power: 521,960
              9)     Sole Dispositive Power: 33,330
              10)    Shared Dispositive Power: 521,960
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       11)    Aggregate Amount Beneficially Owned by Each Reporting Person:
                            555,290 (See Item 5 below)
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       12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions):
              (  )
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       13)    Percent of Class Represented by Amount in Row 11: 19.6% (See Item
              5 below)
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       14)    Type of Reporting Person (See Instructions):  IN
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ITEM 1.  SECURITY AND ISSUER

       This statement relates to shares of Common Stock, par value $1.00 per share (the "Common Stock"), issued by Southside Bancshares Corp.
("Southside"). The principal executive offices of Southside are located at 3606 Gravois Avenue, St. Louis, Missouri 63116.


ITEM 2.  IDENTITY AND BACKGROUND

       This statement is filed jointly by Thomas M. Teschner and Howard F. Etling with respect to the shares of Common Stock of Southside beneficially owned by them, including such shares beneficially owned by Messrs. Teschner and Etling in their capacities as Trustees under the Southside Bancshares Corp. Employee Stock Ownership Trust (the "Trust") with respect to the Southside Bancshares Corp. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan"), as amended and restated as of January 1, 1995. Mr. Teschner, whose office address is 3606 Gravois Avenue, St. Louis, Missouri 63116, is President and Chief Executive Officer of Southside. Mr. Teschner is also a member of the Board of Directors of Southside. Mr. Teschner has not, within the past five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Teschner is a citizen of the United States of America.

       Mr. Etling, whose office address is 3606 Gravois Avenue, St. Louis, Missouri 63116, is Chairman of the Board of Directors of Southside and is Publisher Emeritus of the Journal Newspapers, St. Louis, Missouri. Mr. Etling has not, within the past five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Etling is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The shares of Common Stock reported herein by Messrs. Teschner and Etling, other than those shares owned in the Trust, were acquired with personal funds. The shares of Common Stock of Southside acquired by the Trust pursuant to the Plan were acquired with the proceeds of a $2,987,000 loan from a third-party financial institution and contributions from Southside.

ITEM 4.  PURPOSE OF TRANSACTION

       The shares of Common Stock reported herein by Messrs. Teschner and Etling, other than those shares owned in the Trust, have been acquired for investment purposes. Additional shares of Common Stock may, depending upon the availability and price thereof, be acquired either in the open market or in private, negotiated transactions. The shares of





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Common Stock owned in the Trust were acquired pursuant to the Plan and are beneficially owned by Messrs. Teschner and Etling pursuant to their service as Trustees of the Trust.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       As of April 24, 1997, Mr. Teschner beneficially owned 544,326 shares of Common Stock, or 19.1% of the aggregate number of shares of Common Stock currently outstanding. Mr. Teschner possessed sole power to vote and dispose of 30,755 shares of such Common Stock (1.1% of the total outstanding Common Stock), which includes 17,755 shares allocated to Mr. Teschner's account under the Plan and Trust and 12,000 shares that Mr. Teschner may acquire upon the exercise of stock options that are currently exercisable or will become exercisable within sixty days. Of the 513,571 shares of Common Stock (18.0%) as to which Mr. Teschner shares voting and investment power, 491,920 shares are held by the Trust, and the remaining shares for which voting and investment power are shared are held by Mr. Teschner and his spouse. Except with respect to the 17,755 shares of Common Stock allocated to Mr. Teschner's account under the Plan and Trust, Mr. Teschner disclaims any personal interest in all of the shares held by the Trust.

       As of April 24, 1997, Mr. Etling beneficially owned 555,290 shares of Common Stock, or 19.6% of the aggregate number of shares of Common Stock currently outstanding. Mr. Etling possessed sole power to vote and dispose of 33,330 shares of such Common Stock (1.2% of the total outstanding Common Stock). Of the 521,960 shares of Common Stock (18.4%) as to which Mr. Etling shares voting and investment power, 491,920 shares are held by the Trust, and the remaining shares for which voting and investment power are shared are held by Mr. Etling and his spouse. Mr. Etling disclaims any personal interest in all of the shares held by the Trust.

       The Trustees of the Trust have voting power with respect to shares of Common Stock owned in the Trust that have not been allocated to participants in the Plan and also with respect to shares of Common Stock owned in the Trust that have been allocated to participants but as to which the participants have not provided directions to the Trustees regarding the voting thereof. At the Annual Meeting of the Shareholders of Southside on April 24, 1997, Mr. Teschner and Mr. Etling voted (a) all of the allocated but undirected shares of Common Stock owned in the Trust, 108,060 shares, and (b) all of the unallocated shares of Common Stock owned in the Trust, 111,186 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       Exhibit I:  Joint Filing Agreement.





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                                   SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                   /s/ Thomas M. Teschner
                                   ----------------------------------------
                                   Thomas M. Teschner


Date:  May 2, 1997



                                   /s/ Howard F. Etling
                                   ----------------------------------------
                                   Howard F. Etling


Date:  May 2, 1997



           ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).





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